EXHIBIT 3

                               FIRST AMENDMENT
                                    TO THE
                               RIGHTS AGREEMENT


          AMENDMENT dated as of October 12, 1999 to the Preferred Shares Rights Agreement dated as of October 29, 1998 (the "Rights Agreement") between Preview Travel, Inc. (the "Company") and U.S. Stock Transfer Corporation, as rights agent (the "Rights Agent").

          Pursuant to the terms of the Rights Agreement and in accordance with Section 27 thereof, the following actions are hereby taken:

1.  Amendment to Rights Agreement.  The Rights Agreement is amended by:

          a. Deleting from Section 1 the period at the end of the first sentence of the definition of "Acquiring Person" and adding the following text "; provided, however, that none of Sabre Inc. ("Sabre") or its wholly-owned subsidiaries shall be or become an Acquiring Person solely as a result of the approval, execution or delivery of (I) the Agreement and Plan of Merger, dated as of October 3, 1999 (the "Merger Agreement"), among the Company, Sabre, Travelocity Holdings, Inc. and Travelocity.com Inc. or (II) voting agreements, each dated as of October 3, 1999, between Sabre and certain shareholders of the Company, or the consummation of the transactions contemplated by the Merger Agreement."

          b.   By adding a new Section 35 as follows:

          "Section 35. Merger with Sabre. Notwithstanding any provision herein to the contrary, neither Sabre nor any of its wholly-owned subsidiaries shall be considered an Acquiring Person under this Rights Agreement, no Distribution Date or Stock Acquisition Date shall occur, and no Rights shall be exercisable pursuant to Section 7, Section 11,
     Section 13 or any other provision hereof, solely as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby."

2. Full Force and Effect. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.

3. Governing Law. This Amendment shall be governed by and construed in accordance with the law of the State of Delaware applicable to contracts to be made and performed entirely within such State.

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          IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day and year first written above.

                              Preview Travel, Inc.

                              By: /s/Leonard R. Stein
                                  ___________________________________
                                  Name:  Leonard R. Stein
                                  Title: Senior Vice President and
                                         General Counsel


                              U.S. Stock Transfer Corporation


                              By: /s/Mark Cano
                                  ____________________________________
                                  Name:  Mark Cano
                                  Title: Asst. V.P.




























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